PBHG Advisor Funds, Inc.
                               825 Duportail Road
                              Wayne, PA 19087-5525


                                                              December 21, 1998


VIA EDGAR TRANSMISSION

EDGAR Filer Support Office
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

     Re: Post-effective Amendment No. 3 for PBHG Advisor Funds, Inc. (Registration Nos. 333-44193 and 811-08605)
          -----------------------------------------------------------


Ladies and Gentlemen:

     On December 15, 1998, The PBHG Advisor Funds, Inc. (the "Company"), filed via electronic submission a request for withdrawal of Post-effective Amendment No. 3 to the Company's Registration Statement on Form N-1A (the "Request"). When filing the Request, the letters "RW" indicating the withdrawal of a registration statement, rather than "AW" indicating the withdrawal of an amendment to a registration statement, were inadvertently included in the submission header for this EDGAR filing. We hereby request that the submission header in the Request be revised to reflect the letters "AW" rather than "RW".

     Should you have any questions about this application, please contact the undersigned at (610) 578-1206.

                                       Sincerely,

                                       PBHG Advisor Funds, Inc.

                                       By:  /s/ John M. Zerr
                                       -------------------------------------
                                       Name:    John M. Zerr
                                       Title:   Vice President and Secretary
                                       Telephone No.:  (610) 578-1206



cc:  Brent Fields, Esq.
     William H. Rheiner, Esq.
     John M. Ake, Esq.